NATIXIS FUNDS TRUST II

April 11, 2008

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Natixis Funds Trust II
Post-Effective Amendment No. 133
(File Nos.: 2-11101 and 811-00242)

Dear Sir or Madam:

On behalf of Natixis Funds Trust II (the “Registrant”), transmitted for filing is Post-Effective Amendment No. 133 (the “Amendment”) to the Registrant’s registration statement on Form N-1A. The enclosed Amendment is being filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, the Investment Company Act of 1940, as amended and Rule 101(a)(1)(i) of Regulation S-T.

The Registrant is filing the Amendment to add a new series, Delafield Select Fund. The Amendment does not relate to any other series of the Registrant. It is anticipated that the Amendment will become effective on June 25, 2008.

Please direct any questions or comments on the enclosed materials to me at (617) 449-2818.

Very truly yours,

/s/ John M. DelPrete
John DelPrete
Assistant Secretary